Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-83188

Prospectus

                          BestNet Communications Corp.

                    Up to 920,235 Shares of Our Common Stock


     This prospectus relates to the resale by the selling stockholders of up to 920,235 shares of our common stock consisting of 200,000 shares of our common stock issuable upon exercise of warrants issued to Network Twentyone International, Inc. on April 23, 2001, 194,915 shares of our common stock issuable upon conversion of our series C 8% cumulative convertible preferred stock, $.001 par value per share, issued to Laurus Master Fund, Ltd. on January 30, 2002, 5,750 shares of our common stock issuable upon exercise of warrants issued to Laurus Master Fund, Ltd. on January 30, 2002, and up to 519,750 shares of our common stock issuable pursuant to the Stock Purchase Agreement by and between BestNet and Jay Greig, Ph.D., dated February 21, 2002. The selling stockholders may sell the common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed to be underwriters of the shares of common stock, which they are offering. Please see the "Selling Stockholders" section on page 23 in this prospectus for a complete description of all of the selling stockholders.

     The selling stockholders will receive all of the amounts received upon any sale by them of the common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of the common stock by the selling stockholders. We will receive up to an aggregate of $401,369 if all of the warrants are exercised.

     Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol BESC.OB. On February 19, 2002, the closing sale price of our common stock was $0.74.

     Investing in our common stock involves a high degree of risk. See Risk Factors on page 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is March 4, 2002.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

WHERE YOU CAN FIND MORE INFORMATION ......................................     1
INCORPORATION OF DOCUMENTS BY REFERENCE ..................................     1
SUMMARY ..................................................................     2
BESTNET COMMUNICATIONS CORP. .............................................     2
SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA .........................     4
THE OFFERING .............................................................     5
SECURITIES BEING ISSUED ..................................................     5
RISK FACTORS .............................................................     7
BESTNET COMMUNICATIONS CORP. .............................................    11
USE OF PROCEEDS ..........................................................    22
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..................    22
SELLING STOCKHOLDERS .....................................................    23
PLAN OF DISTRIBUTION .....................................................    24
DETERMINATION OF OFFERING PRICE ..........................................    25
DESCRIPTION OF SECURITIES ................................................    25
LEGAL MATTERS ............................................................    25
EXPERTS ..................................................................    26
INFORMATION WITH RESPECT TO THE REGISTRANT ...............................    26
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
 FOR SECURITIES ACT LIABILITIES...........................................    26

                       WHERE YOU CAN FIND MORE INFORMATION


     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

     * our annual report on Form 10-KSB for the fiscal year ended August 31, 2001;
     * our quarterly report on Form 10-QSB for the quarterly period ended November 30, 2001;
     *    our current report on Form 8-K dated October 11, 2001;
     * the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987; and
     * the description of our series C 8% cumulative convertible preferred stock included in our Registration Statement on Form S-2, filed November 21, 2001.

     If you would like a copy of any of these documents, at no cost, please write or call us at:

                          BestNet Communications Corp.
          5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546
                            Attn: Corporate Secretary
                            Telephone: (616) 977-9933

    You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

    We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                     SUMMARY

     The following summary should be read by you together with the more detailed information in other sections of this prospectus. You should also carefully consider the factors described under Risk Factors at page 7 of this prospectus. Throughout this prospectus, we refer to BestNet Communications Corp. as BestNet, we, our, ours, and us.

                          BESTNET COMMUNICATIONS CORP.

     Founded on July 10, 1986, BestNet Communications Corp. is a Nevada corporation that develops, markets and sells Internet-based telecommunications technologies.

     Although founded in 1986, we did not begin our operations until 1995. From 1995 until June 1999, we developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services.

     At August 31, 2001 and November 30, 2001, we had an accumulated deficit of $17,020,532 and $18,426,464, respectively. We had net losses for the fiscal year ended August 31, 2001 and fiscal quarter ended November 30, 2001, of $4,014,810 and $1,405,932, respectively. We expect to continue to spend considerable financial and management resources on the roll-out of our Bestnetcall service, which is described below. Further, we have substantial future capital requirements with respect to the roll-out of our Bestnetcall service. Accordingly, we expect to continue to incur significant additional losses and continued negative cash flow from operations for the foreseeable future.

     Since June 1999, substantially all of our business and financial resources have been focused on developing a web-enabled long distance service called Bestnetcall, which is our only Internet-based telecommunications technology. Bestnetcall was first made available to the public on April 17, 2000. We are presently focusing substantially all of our resources on marketing Bestnetcall to selected companies with international locations or clients. We are licensing the technology that comprises our Bestnetcall service from Softalk, Inc. Softalk is a technology company based in Ontario, Canada. Softalk develops Internet-based telecommunication technologies, and has performed substantially all of our development activities.

     Our Bestnetcall service allows people to initiate and complete long distance telephone calls by using the Internet. Users of Bestnetcall may enroll, place calls, pay for service and access customer service real-time on the Internet by accessing our website at www.bestnetcall.com. Bestnetcall does not require the purchase of special hardware or software by the customer and uses their existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers real-time billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     We intend to offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets will include:

     *    Governments
     *    Business and Industry
     *    Commercial Development Companies
     *    Telecommunication Companies
     *    Companies that provide access to the internet
     *    Browser  Based  Services,   such  as  Internet  Explorer,   Yahoo  and
          Amazon.com
     *    Affinity Groups
     * Other organizations, including charities, religious organizations, schools and alumni associations

    Our marketing efforts will be targeted at international long distance users in a number of key geographic areas in the world. Our priorities will be focused primarily on the following geographic regions:

     *    Caribbean
     *    North America
     *    Asia Pacific
     *    Central & South America
     *    Europe
     *    Middle East

    Today's telecom industry is being shaped dramatically by globalization, new competition, and use of technology. The telecommunications market is one of the largest markets in the world, second only to the financial markets. The International Telecommunications Union forecasts the telecommunications services market to be $1.1 trillion by the end of calendar year 2002. Our goal is to become a leading provider of Web-enabled long distance and related services.

     Our principal executive offices are located at 5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546. Our telephone number is (616) 977-9933. BestNet wholly owns its four subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc., Telplex International Communications, Inc. and Bestnet Travel, Inc.

                SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

    The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended August 31, 1996, 1997, 1998, 1999, 2000, and 2001 are derived from our audited financial statements not included elsewhere in this prospectus.

                                                                           YEAR ENDED AUGUST 31,
                                       -------------------------------------------------------------------------------------------
                                           1996            1997            1998            1999            2000            2001
                                       -----------     -----------     -----------     -----------     -----------     -----------
Statement of Operations
Data:
Revenue                                $    19,895     $   719,142     $   157,838     $    13,580     $    28,670     $   493,260
Cost of revenue                            179,068         679,930          85,082           9,468          51,722         497,663
Development                                297,935               0               0               0               0               0
Selling, general and administration      1,287,386       1,584,747         794,004         691,479       1,188,032       2,044,720
Depreciation & amortization                136,902         211,786         156,965         146,977       1,545,636       1,979,975
                                       -----------     -----------     -----------     -----------     -----------     -----------
Total cost and expenses                  1,901,291       2,476,463       1,036,051         847,924       2,785,390       4,522,358

Loss from operations                    (1,881,396)     (1,757,321)       (878,213)       (834,344)     (2,756,720)     (4,029,098)

Other Income and Expenses:
Interest income                             32,777           8,500           6,565          70,519          76,129         227,691
Rental income                                    0               0           8,833          36,000          22,500             300
Misc income                                      0               0               0               0           4,014              43
Interest expense                           (11,585)        (26,893)        (45,182)         (8,995)        (60,512)            (36)
License agreement termination income             0               0         236,906               0               0               0
Loss on sale of investment in Switch             0               0        (216,165)              0               0               0
Debt conversion expense                          0               0         (92,894)              0               0               0
Proposed merger costs                            0               0        (236,737)       (118,450)              0               0
Write-off of intangibles & other
assets                                           0               0               0         (36,125)              0               0
Income tax expense                               0               0               0               0               0             (50)
Preferred stock conversion penalty               0               0               0        (144,000)       (221,226)              0
Exchange (loss) gain                             0               0               0               0               0          (1,647)
Other misc expenses                              0               0               0         (15,000)              0               0
                                       -----------     -----------     -----------     -----------     -----------     -----------
Total Other Income and Expenses             21,192         (18,393)       (338,674)       (216,051)       (179,095)        226,301
                                       -----------     -----------     -----------     -----------     -----------     -----------
Net loss before preferred dividends    $(1,860,204)    $(1,775,714)    $(1,216,887)    $(1,050,395)    $(2,935,815)     (3,802,797)

Cumulative preferred dividends
declared and preferred stock
conversion benefit                               0               0         135,994          36,500       2,602,046         212,013
                                       -----------     -----------     -----------     -----------     -----------     -----------
Net loss available to common
 shareholders                          $(1,860,204)    $(1,775,714)    $(1,352,881)    $(1,086,895)    $(5,537,861)    $(4,014,810)

Net loss per share, basic & diluted    $     (1.00)    $      (.74)    $     (0.51)    $     (0.37)    $     (1.72)    $     (0.45)

Weighted average shares outstanding,
 basic & diluted                         1,866,734(1)    2,409,195(1)    2,663,257(1)    2,904,693      3,221,225        9,013,669

                                                                           YEAR ENDED AUGUST 31,
                                       --------------------------------------------------------------------------------------------
                                           1996            1997            1998            1999           2000             2001
                                       -----------     -----------     -----------     -----------    ------------     ------------
Balance Sheet Data:
Cash & Cash Equivalents                $   857,488     $    13,329     $ 2,202,573     $   889,620    $  2,581,492     $    285,518
Working Capital                            665,483        (650,761)      1,863,442         618,440       2,394,852          197,796
Total Assets                             4,580,239       2,840,796       2,542,171       1,574,395      13,862,867       11,264,956
Total Liabilities                        1,070,529         828,981         389,219         281,288         210,542          164,196
Accumulated Deficit                     (3,252,371)     (5,028,085)     (6,380,966)     (7,467,861)    (13,005,722)     (17,020,532)
Stockholders' Equity                     3,509,710       2,011,815       2,152,952       1,293,107      13,652,325       11,100,760

(1) As restated to reflect a one-for-six reverse stock split effective December 18, 1998.

                                  THE OFFERING

     This prospectus relates to the resale by the selling stockholders of 200,000 shares of our common stock issuable upon exercise of warrants issued to Network Twentyone International, Inc. on April 23, 2001, 194,915 shares of our common stock issuable upon conversion of our series C 8% cumulative convertible preferred stock, $.001 par value per share, issued to Laurus Master Fund, Ltd. on January 30, 2002, 5,750 shares of our common stock issuable upon exercise of warrants issued to Laurus Master Fund, Ltd. on January 30, 2002, and up to an estimated 519,750 shares of our common stock issuable pursuant to the Stock Purchase Agreement by and between BestNet and Jay Greig, Ph.D., dated February 21, 2002.

     As of February 15, 2002, we had 15,325,755 shares of common stock issued and outstanding.

                             SECURITIES BEING ISSUED

WARRANT TO PURCHASE COMMON STOCK

    In this prospectus we are registering the resale of 200,000 shares of our common stock underlying warrants issued to Network Twentyone International, Inc. on April 23, 2001. These warrants have an exercise price of $1.00 per share for 100,000 of the shares and $3.00 per share for the other 100,000 shares. The warrants expire on April 23, 2007. To date the purchase warrants remain unexercised.

SECURITIES PURCHASE AGREEMENT

    In this prospectus we are registering the resale of 194,915 shares of our common stock underlying 1,150 shares of series C 8% cumulative convertible preferred stock issued to Laurus Master Fund, Ltd. on January 30, 2002, pursuant to a Securities Purchase Agreement between BestNet and Laurus Master Fund, Ltd. The number of shares of our common stock issuable upon conversion of 1,150 shares of series C 8% cumulative convertible preferred stock is 194,915, assuming a conversion price of $0.74 per share. In addition, 5,570 shares of our common stock underlying warrants pursuant to this financing are being registered.

    The series C 8% cumulative convertible preferred shares are entitled to a liquidation preference amount of $100 per share and an 8% annual cumulative dividend, calculated on the liquidation preference amount, payable quarterly, and each share is convertible into our common stock determined by the following formula:

     $100 plus, at the election of the holder, any accrued and unpaid dividends divided by the lessor of:

     *    $2.40; or

     * 80% of the average of the three lowest closing prices of our common stock for the thirty days immediately prior to the conversion.

    The common stock purchase warrants issued as part of this transaction have an exercise price of $1.19 per share and expire on January 30, 2007. To date the purchase warrants remain unexercised.

STOCK PURCHASE AGREEMENT

    In this prospectus, we are registering the resale of 519,750 shares of our common stock to be issued to Jay Greig, Ph.D., pursuant to a Stock Purchase Agreement, by and between BestNet and Jay Greig, Ph.D., dated February 21, 2002. The number and purchase price of shares of our common stock that will be issued pursuant to the Stock Purchase Agreement is determined as follows:

               250,000 / .65 x the average of the lowest bid price of our common stock at closing as reported by Bloomberg Financial for the NASD OTC Bulleting Board, for the ten trading days preceding but not including the closing date under the Stock Purchase Agreement.

    The purchaser under the Stock Purchase Agreement is obligated to purchase our common stock within five (5) days of the effective date of this registration statement as long as on the date of closing:

     * all representations and warranties made by BestNet in the stock purchase agreement are correct in all material respects and we have performed and satisfied in all material respects all agreements and covenants required of us in the Stock Purchase Agreement;

     * no suit, action or other proceeding, excluding any such matter initiated by or on behalf of the purchaser, shall be pending or threatened before any court or governmental agency seeking to restrain the purchaser or prohibit the closing or seeking damages against the purchaser or us as a result of the consummation of the Stock Purchase Agreement; and

     * we have provided the purchaser with a certified copy of all necessary corporate action required on our behalf approving the execution, delivery and performance of the Stock Purchase Agreement.

                                  RISK FACTORS

     BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION.

RISKS RELATED TO OUR BUSINESS

IF OUR BESTNETCALL SERVICE IS NOT ACCEPTED BY TARGETED CUSTOMERS, OUR FUTURE OPERATING RESULTS WILL BE MATERIALLY ADVERSELY AFFECTED.

     We have operated at a loss for the last eight years. The Bestnetcall service is a new product for us and therefore has no operating history upon which an evaluation of us and our prospects can be based. Further, we have no meaningful prior operating history in the telecommunications industry, which could negatively impact our ability to successfully market our Bestnetcall service. Our Bestnetcall service may never achieve commercial acceptance by Internet users. The failure to achieve market acceptance will negatively impact our ability to generate income in the future.

AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY REDUCE OUR REVENUES.

     Our business strategy depends on the availability of the Internet to transmit data packets for voice and fax calls. We also rely on third parties who provide traditional phone lines. Some of these third parties are national telephone carriers. If any of these carriers increase their charges for using these lines at any time, which they may do in response to increased regulation or other external factors that increase their cost of doing business, our costs may increase and our revenues may decrease. We may be unable to continue purchasing such services from these third parties on acceptable terms, if at all. If we are unable to purchase the necessary services to maintain and expand our network as currently configured, our revenues may decline.

WE DEPEND ON OUR STRATEGIC RELATIONSHIP WITH SOFTALK, WHICH, IF TERMINATED, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We depend in large part on our joint product development efforts with Softalk. Softalk may choose not to renew existing arrangements on commercially acceptable terms, if at all. Our loss of this key strategic relationship, or the failure to develop new relationships in the future, would likely materially adversely impact our future revenues.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH, IF INCREASED OR CHANGED, COULD REDUCE OUR REVENUES.

     While the Federal Communications Commission has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress continues to review the conclusions of the Federal Communications Commission, and the Federal Communications Commission could impose greater or lesser regulation on our industry. The Federal Communications Commission is currently considering, for example, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those which provide Internet telephone services to end-users located within the United States. The imposition of such surcharges or the regulation of Internet telephony providers could increase the cost of doing business over the Internet and decrease our revenue.

     Aspects of our operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. Government agencies may in the future increase regulation of Internet related services. Increased regulation of the Internet may slow its growth. Such regulation may also negatively impact the cost of doing business over the Internet and, therefore, increase our expenses and decrease our revenues.

THE  TELECOMMUNICATIONS   INDUSTRY  IS  SUBJECT  TO  INTERNATIONAL  GOVERNMENTAL
REGULATION AND LEGAL UNCERTAINTIES WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     We intend on marketing our service to international long distance callers. Because we will be conducting business internationally, we will be subject to certain direct or indirect risks. These risks would include unexpected changes in regulatory requirements for the Internet and/or Internet telephony; foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue; foreign taxation; and the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

THE ISSUANCE OF SHARES UPON CONVERSION OF OUR CONVERTIBLE NOTE, SERIES C 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, AND THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

     Our convertible notes and our series C 8% cumulative convertible preferred stock are convertible into common stock at floating rates, therefore we do not know the exact number of shares we will issue upon conversion of these securities. The number of shares of common stock issuable upon conversion of the outstanding convertible notes and series C 8% preferred stock will increase if the market price of our stock declines.

     The issuance of shares upon conversion of the convertible notes, series C 8% cumulative convertible preferred stock, and exercise of outstanding options and warrants may result in substantial dilution to the interests of other stockholders. Although our preferred stockholders may not convert their securities and/or exercise their warrants into more than 4.99%, respectively, of our outstanding common stock, this restriction does not prevent the investors from converting and/or exercising some of their holdings and then converting the rest of their holdings. In this way, the investor could sell more than this limit while never holding more than this limit. In addition, preferred stockholders may waive the 4.99% limitation upon an event of default. If this limit is waived there is no upper limit on the number of shares that may be issued, which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock and may result in a change of control of BestNet Communications.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE OPERATING INCOME FROM THE SALE OF OUR BESTNETCALL SERVICE.

     At August 31, 2001 and November 30, 2001, we had an accumulated deficit of $17,020,532 and $18,426,464, respectively.

     We believe that our future profitability and success will depend in large part on our ability to generate sufficient revenue from Bestnetcall revenues and websites to businesses. Revenues are also anticipated from the licensing of our technology and business systems to partners setting up Internet telephony services in partner-led foreign markets. Our profitability and success will depend on:

     * our ability to maintain existing relationships and enter into new relationships with Post Telephone & Telegraph administrations and other carriers for which we sell Internet telephony services
     * our ability to obtain or retain for BestNet the right to sell Internet telephony services and related value-added telecom services online
     * our ability to effectively maintain existing relationships with our multinational partners
     * our ability to successfully enter into new strategic relationships for distribution and increased usage of the Bestnetcall and Internet telephony services
     *    our ability to generate sufficient online traffic and sales volume

Accordingly, we expect to expend significant financial and management resources on the roll-out of the Internet telephony service, and on-site and content development on our Bestnetcall websites, integration of the Internet telephony and Bestnetcall services, strategic relationships, technology and operating infrastructure. As a result, we expect to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. If such losses continue to occur, our revenues may not increase or even continue at their current levels. Further, we may not achieve or maintain profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of our business, the limited operating history of both Internet telephony and Bestnetcall and the risks associated with integrating these businesses, we believe that period-to-period comparisons of operating results are not meaningful and should not be relied upon as an indication of future performance.

CONFLICTS OF INTEREST MAY ARISE WHICH MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND OUR REVENUE

     Conflicts of interest may arise between us and our affiliates, including Softalk, in areas relating to past, ongoing and future relationships, including:

     * the Bestnetcall license agreement, corporate opportunities, indemnity arrangements, tax and intellectual property matters
     *    potential acquisitions or financing transactions
     *    sales or other dispositions by our principals

     These conflicts also may include substantial disagreements with Softalk regarding the nature and scope of the Bestnetcall license agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement. Such amendments, modifications or waivers may adversely affect our business and our ability to earn revenue from the sale of the Bestnetcall service. The substantial ownership interest of Softalk in our common stock could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Softalk.

OUR INABILITY TO COMPETE INTERNATIONALLY OR TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     A significant aspect of our growth strategy is to expand our business internationally, through the Internet. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in these international markets with which we have no prior experience. These risks could impair our ability to expand internationally as well as increase our operating costs and decrease our revenues.

ON-LINE SECURITY BREACHES OR FAILURES MAY MATERIALLY ADVERSELY AFFECT BESTNET.

     In order to successfully provide services over the Internet, it is necessary that we be able to ensure the secure transmission of confidential customer information over public telecommunications networks. We employ certain technology in order to protect such information, including customer credit card information. However, we may be unable to ensure that such information will not be intercepted illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that communicating over the Internet is not secure, even if unfounded, means that fewer consumers are likely to make communicate through that medium. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.

OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     The market price of our common stock may decrease as more shares of common stock become available for trading due to the exercise of outstanding warrants and options to purchase our common stock and the conversion of outstanding convertible notes and series C cumulative convertible preferred stock. The participation of the shareholders in BestNet also may be reduced through the issuance of new common stock.

THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may include our plans:

     *    to grow our Internet-based communications businesses
     *    to expand the range of services we offer

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
     * to increase the number of customers and revenues using our services and the minutes of use and price per minute of use of the traffic booked through our websites and network
     * to otherwise expand our business activities in new cities and foreign countries
     * to retain key personnel or otherwise to implement our strategy as well as our beliefs regarding consumer acceptance of the Internet as a means of commerce and the use of the Internet as a source of advertising

     These forward looking statements include statements regarding the belief or current expectation of management and are necessarily based on management's current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

                          BESTNET COMMUNICATIONS CORP.

BUSINESS DEVELOPMENT

     Founded on July 10, 1986, BestNet Communications Corp., a Nevada corporation, develops, markets and sells Internet-based telecom technologies. Substantially all of our development activities are performed by Softalk, a private Ontario, Canada-based company. Although founded in 1986, we did not commence operations until 1995. From 1995 until June 1999, we developed software for customized calling card services and created an infrastructure to market and distribute our product and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing our Bestnetcall web-enabled long distance service. On September 27, 2000, we changed our name to BestNet Communications Corp.

     On April 23, 1999, we entered into a licensing agreement with Softalk. Softalk develops Internet-based telecommunication technologies that enable users to initiate long distance calls from anywhere in the world by accessing a specific Internet website. This technology enables users to, among other things, make international telephone calls at substantially reduced rates from those offered by traditional long distance carriers. This licensing agreement granted us certain marketing and customer service rights with respect to Softalk's technologies. The licensing agreement was later amended and restated on October 25, 1999, to grant us exclusive global rights to distribute, market, service, sell, and sublicense Softalk's services and products to commercial accounts, and on a worldwide non-exclusive basis to individual consumer accounts. We also have the exclusive right to provide billing and customer support services for all customer accounts.

     After entering into the Softalk licensing agreement, with Softalk's assistance we began building telecommunications facilities in Toronto, Canada, and in the U.S. in New York, New York and Los Angeles, California including the installation of high-capacity switches and Internet servers. Softalk, under a separate contract with us, completed the development of specialized software used for data management, billing and customer service requirements.

     The brand name for our web-enabled long distance service is Bestnetcall. The service was first made available to the public on April 17, 2000. We are presently focusing our resources on marketing Bestnetcall to selected companies with international locations and/or clients.

     Users of our Bestnetcall service are able to do the following by accessing our website at www.bestnetcall.com:

     *    enroll;
     *    place calls;
     *    pay for service; and
     *    access customer service immediately on the Internet.

     Bestnetcall does not require the purchase of special hardware or software by the customer and uses their existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers immediate billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     Following the completion of a telephone call, the total cost for that call may be viewed on the caller's online account. Call detail records may be printed or copied to Word or Excel applications. The Bestnetcall service also includes features such as speed dialing, personalized directories, client billing codes, world-time country/city code lookup and immediate access to customer service via the website. Account administrators may add or delete users, view a user's calling activity and create reports detailing call activity.

     During the fiscal year ended August 31, 2001, using Softalk's patented technology, we contracted with Softalk to create a wide range of telecommunications products and services. We believe that any device that can access the Internet can be used by us to enable telephone calls utilizing our Bestnetcall services. The Bestnetcall suite of products include the following services:

Long Distance Calling

     Organizations can decrease the cost of their long distance bill while still retaining the toll quality required to conduct business. Bestnetcall provides the core benefits of lower prices, quality service and on-line real-time billing. Other significant benefits include point and click FROM and TO directories, point and click dialing using directories from Microsoft Outlook, speed dialing, email calling, billing codes, country and city code look-up, time zone information and dialing examples.

Conference Calling

     Bestnetcall offers a conference-calling product that can be used to initiate immediate or scheduled conference calls. The chairperson can either launch successive legs for an immediate conference call or enter and save information for a conference call to be launched automatically at a future date. There are no set-up or administrative charges for the Bestnetcall conference calling facility. This service can reduce the cost of conference calls by up to 80% as compared to traditional conferencing services currently offered by carriers.

Call Me Services

     Through our Bestnetcall service we are able to offer customers the following services:

     *    Customer  Service  - Enable  customers  worldwide  to  contact  us for
          product  information,   enrollment,   company  information  and  other
          assistance.

     *    Click   Through   Banner  -  The  banner   advertising   industry  can
          voice-enable their banners to achieve far more effective sales results. Potential customers who access the banner are able to click on a banner to call through to the banner provider and obtain more information about the product being advertised - thereby increasing sales for the advertiser.

     * Web Chat - click to join - Through the Bestnetcall architecture, Web Chat providers enable users of their service to escalate from on-line chat to a live conversation. In this situation, numbers remain private and users do not have access to numbers of other users.

     * Anonymous Calling - The architecture of Bestnetcall allows for total security regarding both the FROM and TO legs. The FROM and TO numbers are never displayed, thus it is not possible to determine from where a call is being placed. Certain website providers need both numbers to be anonymous or private, so the callers do not know the numbers they are dialing, nor should the person being called know which number is dialing them.

     * Call Shacks - Our Internet telephone system can be used to enable telephone calls in facilities that sell minutes to consumers for use on one of the telephones within the "call shack" or "telephone store". A web-enabled computer cannot only launch calls from any number of extension phones or phones connected to direct lines within the call shack, but can also monitor real-time use of the minutes and the actual cost of each call. Call shacks are used by migrant workers in the U.S. to call home and in many countries where consumers do not have any other access to a telephone. Our system also allows us to monitor real time activity that minimizes the occurrence of payment fraud by the call shack.

Sales Calls

     The Bestnetcall architecture provides the ability to supply sales organizations, such as real estate companies and automobile sales companies, a telecommunications infrastructure whereby customers can call in, review and purchase products. Enrollment and billing infrastructures are also provided.

Satellite Calls

     Bestnetcall allows for terrestrial offices to call remote platforms such as ships, airplanes and oilrigs. Bestnetcall has a direct circuit to an international satellite uplink carrier for launching the Inmarsat satellite leg of calls. The Inmarsat satellite provides telecommunication services through terrestrial uplink carriers to areas not covered by traditional telecommunication services.

Mobile Calling

     Bestnetcall has developed a wireless application that operates on the Palm VII and other wireless enabled Palm devices to enable users to place calls while away from the office. Applications have also been developed for personal digital assistant's such as Compaq's iPAQ.

     Bestnetcall also enables calls to be launched via email devices such as the Blackberry manufactured by Research in Motion, and mobile phones that have text messaging. These capabilities expand the target customer-base for our services. We believe the increased availability created by mobile calling makes the product more attractive to users. We are currently investigating the opportunity to offer pager calling, where the customer uses a pager to initiate a phone call.

     All calls from these devices are billed in the same way as calls placed through our web product.

MARKET STRATEGIES

     We offer our Bestnetcall service through both direct sales and indirect sales channels. Our target markets include:

     *    Business and Industry
     *    Telecommunication Carriers
     *    Internet Service Providers
     *    Governmental agencies
     *    Browser Based Services such as AOL, Yahoo and Amazon.com
     *    Affinity Groups
     * Other organizations, including charities, religious organizations, schools and alumni associations
     *    Individual Consumers

     Our marketing efforts are targeted at international long distance users in a number of key geographic areas in the world. Initially, our marketing strategy will focus primarily on the following geographic regions due to greatest savings potential:

     *    Caribbean
     *    North America
     *    Asia Pacific
     *    Central & South America
     *    Europe
     *    the Middle East

DIRECT SALES

    We utilize the following marketing and sales strategies to generate revenue and increase customer usage:

     * Direct Mail and e-mail Solicitations - We send solicitation materials to prequalified potential users. These materials refer or link the potential user to www.bestnetcall.com and offer a subscription to the Bestnetcall service. Recipients are invited to use the service or request more information. These direct mail or e-mail solicitations are launched on a continuous basis currently by an in-house staff. Future direct mail initiatives will be launched using a combination of in-house resources and external resources.

     * Telemarketing - We currently market our services through special incentive offerings to our existing customer base. Telemarketing operations will be initiated through our customer service operations during the fiscal year ending August 31, 2002.

     * Media Advertising and Promotion - We have initiated limited advertising in key print and electronic media targeted at specific market segments in the form of national magazines. We will consider additional initiatives such as advertising in specific trade publications and Internet advertising during the coming year based on an analysis of the cost-effectiveness of these present activities; and

     * Public Relations Activities - An internal corporate communications and public relations specialist is responsible for developing a comprehensive global communications program. This communications program will include initiating appropriate news releases, feature print articles in industry and trade specific publications, local print media and feature editorial support. The Bestnetcom.com website is being redeveloped to include a frequently asked questions section to facilitate direct communication with shareholders, stakeholders, customers and the public-at-large.

INDIRECT SALES

     Indirect sales efforts will be centered around the following four types of organizations:

     * Carriers - The Bestnetcall services are being made available to other telecommunication carriers, resellers and internet service providers for resale to their clients. These types of indirect sales organizations will be solicited through direct mail, e-mail, fax and direct sales calls by our personnel;

     * Professional Service Firms - Accounting firms, consultants and legal firms are being solicited to use our Bestnetcall service and to provide this service to their clients as a means of saving money on international long distance calls;

     * Retailers and Special Service Providers - We are approaching large retailers and special service providers such as dating services, Internet advertisers and hardware manufacturers to offer our services as a value-added service. These relationships are revenue sharing initiatives with the client organization receiving a negotiated percentage of gross revenue generated by our services; and

     *    Agent/Distributors  - We are  establishing  a global network of agents
          and   distributors   who  will  market  our   services  to   corporate
          organizations and consumers.

PROJECT MANAGERS

     To date, we have hired two project managers to sell, maintain and service our major accounts.

INDUSTRY BACKGROUND AND MARKET DEMAND

     The Internet is the significant interactive worldwide medium for communications, collaborative technologies, and the telecommunications market. Meanwhile, global deregulation, the proliferation of new technologies enabling convergence between computers, applications, Internet, and the telephone are significantly expanding the world's voice market.

     We believe there are key trends influencing the telecommunications industry and Internet deployment today. The following trends are having a direct and positive effect on the communications market and demand for our applications:

     * The rapid evolution of the Internet: Fortune Magazine predicts that by the year 2003, 70% of the U.S. population will be using the Internet and business-to-business revenue will approach $1.3 trillion according to Forrester Research.

     * Globalization of the world's economies increase the international mobility of workforces and, according to Frost & Sullivan, the internet roaming market is expected to grow to $7.6 billion in revenues from $62.7 million in 1999.

     * New and improving technology: Telecommunications Magazine predicts that by the year 2003, U.S. cell-phone penetration will be 60%, with Japan approaching 70%, and Europe over 80%. As the technology improves, the demand will increase.

     * Worldwide, STRATEGY ANALYTICS expects cellular subscribers to increase from nearly 900 million at the end of 2001, to 1.9 billion by the end of 2006.

     * The global conferencing market, which is negligible today, will grow to $11 billion by 2005 according to multimedia consultancy Wainhouse Research.

     * Internet applications sales, which includes both devices that connect to the Internet via a television and Internet terminals are expected to grow at a rate of more than 40% per year and soar to $1.3 billion.

     * The changing regulatory environment: Deregulation is encouraging telecommunications companies to enter each other's markets. Increased competition stimulates globalization as companies move to add geography, customers, expertise, and technology to their business.

     * The Gartner Group predicts that business-to-consumer transactions will reach $380 billion by 2003, and business-to-business transactions will exceed $7 trillion by 2004.

     * Forrester Research predicted that 65% of corporate buyers planned to buy at least some telecommunications services on-line; several telecom-purchasing managers stated that, if their carriers are not Web-enabled in two years, they will switch suppliers.

     Market trends are strongly in our favor. Our ability to offer a cost effective, highly efficient and dynamic product in terms of features and capabilities is of key importance during poor economic periods as companies are forced to find ways to trim budgets. Companies also have a general reticence towards air travel during such poor economic periods. We can capture the promise of this sector.

THE CHALLENGES

     Perhaps one of the biggest challenges facing the Internet telephony market is getting people to change their habits. Instead of using the keyboard on a phone to place calls, vendors in this space have to convince potential customers of the benefits of using the keyboard on a computer to place phone calls. The inducement to make the change presently is the significant cost savings in placing long distance calls via our Bestnetcall service.

     Another perceived disadvantage of Internet telephony is the need to purchase or install new hardware and/or software to enable the user to make calls using the Internet. Voice-over IP requires a minimum of an internet connection, a microphone and sound card; Web-enhanced telephony requires a minimum of an internet connection and uses multiple combinations of audio and video hardware. Phone-to-phone via PC requires an Internet connection and a phone.

     Despite the challenges, however, the Internet telephony market is expected to grow substantially over the next five years. Moreover, according to an IDC report, a leading technology research firm, the worldwide Internet telephony market is estimated to grow from 310 million minutes of use in 1998 to 135 billion in 2004. Revenues for this service are projected to increase from $480 million in 1999 to $19 billion by 2004. The report also estimates that the business market will implement extensive use of Internet telephony exceeding the consumer market by 2004.

     Our technology simply requires Internet access. No special hardware, software, or start up costs is required. The inherent diversification of our product suite addresses the above challenges directly.

PUBLIC SWITCH TELEPHONE NETWORK - TOLL QUALITY

     At the present time and for the foreseeable future, reliable, consistent toll quality voice calls are best facilitated using the public switch telephone network. For this reason, we believe business users will continue to use telephone lines as the primary carriers of long distance service while consumers will be the biggest users of voice-over IP. The public switch telephone network will continue to be used by business as opposed to alternatives found in the Internet and cable systems for the following reasons:

     *    Speed of communication
     *    Quality of communication
     *    Reliability of communication
     *    Ease of operation

LOW COST RATES

     The global telecommunications industry has been highly regulated. However, over the past several years, North America and parts of Europe have enjoyed significant deregulation, which has resulted in a highly competitive long distance service industry. The U.S. and Canada have among the lowest telephone rates in the world and the U.S. has emerged as the lowest cost supplier of long distance rates. U.S. deregulation has resulted in sizable reductions in the wholesale cost of long distance services available to long distance resellers. Although declining rates have been symbolic in the U.S., Canadian and some European long distance markets, we believe international rates to and from many other countries have been slow to decline for two major reasons:

     * Foreign telephone company management are reluctant to reduce their rates given their monopoly status; and
     * In some areas of the world, governments have been reluctant to antagonize strong foreign telephone company unions.

     In the long term, we believe that it is unlikely that these high rates can be maintained as new technologies render the foreign telephone company monopolies ineffective. We believe that such new technologies will evolve around the emergence of the Internet as a mass communications and commerce medium.

     A number of companies started Internet telephony operations in the last few years. The intense competition in the telecommunications market, in addition to the growth of e-commerce, has necessitated a drive towards exploring new levels of decreasing costs and resulted in the genesis of Internet telephony.

     We believe usage and competitive pressures will drive down telephony pricing on a global basis. Price, enhanced services and quality will become the only major differentiators in the telecommunications market over the next 24 months.

     We are concentrating our efforts on the corporate and business markets. We use the Internet to enable, control and manage the public switch telephone network calls accessed from our central offices in New York, Los Angeles and Toronto. We are bringing the best wholesale long distance rates, which are in the U.S., to the entire world. We can offer access to global markets including direct access to North American business and consumer markets to any carrier worldwide wishing to connect to our switches in the U.S. and Canada.

THE INMARSAT TELEPHONY MARKET

    One of the fastest growing telephony markets in the world is global satellite telephony communications. The Inmarsat communication system consists of four satellites circling the globe. These satellites provide telecommunication services through terrestrial uplink carriers to areas not covered by traditional telecommunication services.

BESTNET'S SOLUTION

     Under our licenses from Softalk, we provide commercial voice quality Internet-enabled long distance services to corporate and residential subscribers. Our Web-based solution offers subscribers access to low cost long distance rates by using the Internet as the means to launch calls and to view billing within seconds after completing a call.

     This technology endeavors to blend the best of current telecommunication systems by using commercial telephone networks for voice quality and the Internet for control and access. Our Bestnetcall service provides a user anywhere in the world access to the U.S. telecom infrastructure while not infringing upon international telecom agreements.

     For example, users making calls from the Caribbean to the U.S. would operate over the same network as users from the U.S. making calls to the Caribbean. As a result, middle retailers of telecommunication services are eliminated. This ensures the lowest pricing structure on a long-term basis.

     We provide customers access to our network through our switches located in New York, Los Angeles and Toronto. Additional switch locations are planned for deployment in major cities in North America, Asia and Europe. The deployment of these additional switches will follow as demand dictates and capital resources become available.

BESTNETCALL - ENHANCEMENTS

     During the past year, Bestnetcall service added a number of enhancements:

     * Conference Calling - This feature allows users to connect up to 64 parties on a single call, using their personal computer to initiate the calls. Conference calls may be launched immediately or prescheduled for a specific time and date. All conference calls will display the status to the conference administrator via the Bestnetcall website and offer substantial rate reductions compared to conventional conference call services provided by the major long distance providers;

     * An improved graphical user interface - This feature allows the user access to more information, as well as provides much quicker load times, which is critical where Internet connections are slow;

     * A desktop application - This feature was designed for networked office users without a dedicated Internet connection, or where Internet connections are very slow. The desktop application resides on the user's personal computer and uses small-packet transmission to quickly initiate calls. Furthermore, this feature saves time by not requiring a browser, website navigation or log-in; and

     * Wireless Personal Digital Assistant - Designed for micro-web browsers, such as employed by the Palm VII, users can launch Bestnetcall telephone calls or conference calls at any time using their wireless device.

     In August 2001, we also introduced the availability of our long distance and conference calling services via e-mail. These services allow a user to initiate, on demand, a long distance telephone call by sending an e-mail. This service is available through cell phones and other hand-held devices that are equipped to send e-mail.

     In August 2001, we also introduced the availability of our conference calling services designed for handheld devices using the Palm Operating System. The free software that can be downloaded from our bestnetcall.com website, allows Palm users to initiate conference calls from any convenient telephone, such as their office, home or cellular phone.

BESTNETCALL - FUTURE PRODUCT STRATEGY

    The Internet's reach is wider than imaged and its growth faster than expected. The Internet has become the world's largest distributed system. It was designed and engineered to have an abundance of routes, connections, and elasticity. The Internet growth rate indicates that there will be one billion Internet users by 2005. There is solid evidence that PC growth along with use of Internet appliances, wireless connectivity to the Internet and Internet service connections all will reach new record numbers in the coming years. Recognizing this trend, we have contracted with Softalk to customize and develop variations of Bestnetcall that use alternative methods for accessing our service, including the following:

     * Two Way Paging - We are developing applications for two-way paging to launch calls transmitting packets from paging networks to our web server and switching matrix;

     *    Internet   Devices  -  Bestnetcall   services  will  be  designed  for
          non-personal computer Internet devices, such as Set-top boxes, like as WebTV; Smart phones, like as iPhone; and Appliances, like I-Opener;

and we can enable any device that can access the Internet to provide access to our Bestnetcall services. No assurance, however, can be given that we will be able to successfully develop or, if developed, commercially exploit any of the above-referenced devices.

NETWORK STRUCTURE

PHASE I - INITIAL DEPLOYMENT

     Our network equipment is currently located in a central office facility located in New York, Los Angeles and Toronto. Our system is designed to initially support 15 million minutes of voice traffic per month. Our system can be increased as support needs increase. Full network monitoring and diagnostics are employed on a 24 x 7 basis.

     Our Web server is hosted by Data Foundry located in Austin, Texas. Our current network configuration will support 25,000 simultaneous hits and may easily be expanded. Data Foundry provides support on a 24 x 7 basis and backup power is supplied by on-site battery and off-site generators to ensure system survivability.

     Our switching matrix is located in our central office facilities with direct T-1 connectivity to the wholesale public switch telephone network. The initial deployment of 1,000 ports is configured for rapid expansion capability of up to 10,000 ports. We work closely with the Softalk telecom and network engineers and their software development team to monitor and maintain the system in New York, Los Angeles and Toronto.

PHASE II - EXPANDING POINTS OF PRESENCE

     We intend to expand our network worldwide. Additional locations of network equipment will be deployed in key strategic locations to facilitate web, voice and data traffic. These additional locations will provide network redundancy and least inexpensive cost routing for voice traffic.

     The point-of-presence in New York, at 60 Hudson Street, is the East Coast's principal gateway for international telecommunication traffic. The New York location contains a switching matrix. Each of these points-of-presence contain telecommunications switches that can be expanded up to 10,000 ports. The New York switching matrix is connected to several international public switch telephone network carriers including the uplink carrier for Inmarsaat traffic. From these locations we offer inexpensive international long distance services to or from anywhere in the world using North American wholesale rates.

     During  the past  year,  we also  expanded  our  points-of-presence  to Los
Angeles at 1 Wilshire Boulevard, the West Coast's gateway for international telecommunication traffic. The equipment and facility is similar to that of our New York central offices. Our three central offices provide complete redundancy for one another in the event of a failure by one or two locations. The cost of deploying a central office or point-of-presence is approximately $250,000.

PHASE III - VIRTUAL PRIVATE NETWORK

     As voice traffic increases, we plan on deploying gateway servers to better facilitate growing international traffic between certain locations. This strategy will allow us to install a virtual private network along these high-traffic routes to reduce costs for voice traffic. Employing dedicated data circuits between these gateways will allow voice calls to be compressed and transmitted using data packets, which significantly reduces the cost of routing over normal telephone network channels.

TRANSACTIONS WITH SOFTALK

     Our current and future business activities are substantially dependent on the continuation of our relationship with Softalk. As discussed more fully below and elsewhere in this prospectus, our ability to offer the Bestnetcall service is subject to a license agreement with Softalk, which may be unilaterally terminated by Softalk upon the occurrence of certain events. We have also contracted with Softalk to perform substantially all of our development and engineering activities with respect to the rollout, enhancement and maintenance of the Bestnetcall service, related product offerings and the deployment of our telecommunication network. Accordingly, we believe any disruption or termination in our relationship with Softalk would have a material adverse effect on our business, prospects, financial condition and results of operations.

LICENSE AGREEMENT

     On October 25, 1999, we amended our license agreement with Softalk to grant us and our subsidiaries a worldwide, exclusive license to distribute, market, service, sell and sublicense Softalk's services and products to commercial accounts. This agreement also grants us a worldwide nonexclusive license to distribute, market, service, sell and sublicense Softalk's services and products to individual customer accounts. In exchange for the license amendments, we issued five-year warrants to purchase up to 5,246,753 shares of our common stock to Softalk, 3,246,753 of which have an exercise price of $3.25 per share, 1,000,000 have an exercise price of $5.00 per share, and the remaining 1,000,000 have an exercise price of $10.00 per share.

     Under the terms of the amended license agreement, we paid an initial license fee of $200,000. We are also obligated to pay Softalk an amount equal to the sum of (a) 100% of Softalk's actual direct expenses incurred in connection with the sale, license and delivery of Softalk products and (b) a five percent (5%) markup of the total traffic on the wholesale long distance per minute lines costs on a monthly basis.

     The amended license agreement may be terminated under the following conditions:

     * Either party has the right to terminate the license agreement upon 30 days written notice to the other party, if such other party fails to comply in any material respect with any term or condition of the license agreement and such failure to comply is not corrected within such 30 day notice period;

     * Either party has the right to terminate the license agreement in the event the other party becomes bankrupt or insolvent, suffers a receiver to be appointed, or makes an assignment for the benefit of its creditors; and

     * Softalk has the right to terminate the license agreement upon 60 days written notice following a change of control in our ownership structure. Under the license agreement, a change of control is deemed to have occurred:

          * when, after the date of the license agreement, any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, is or becomes the beneficial owner (as defined in Rule l3d-3 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of our securities representing 51% or more of the combined voting power of our then outstanding securities, other than (i) an employee benefit plan established or maintained by us or one of our subsidiaries, or (ii) any person who presently owns such quantity of securities as of the date hereof;

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
          * upon the approval by our stockholders of (i) our merger or consolidation with or into another corporation other than a merger or consolidation the definitive agreement for which provides that at least a majority of the directors of the surviving or resulting corporation immediately after the transaction are continuing directors, (ii) a sale or disposition of all or substantially all of our assets, or (iii) a plan for our liquidation or dissolution; or

          * when individuals who, as of the date of the license agreement, constitute our Board of Directors, known as the Incumbent Board, cease for any reason to constitute at least 80% of our Board; provided, however, that any person becoming a member of the Board subsequent to the date hereof whose election, or nomination for election by our stockholders, was approved by a vote of at least 80% of the members then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of our directors, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, or any successor provision thereto), shall be, for purposes of the License Agreement, considered as though such person were a member of the Incumbent Board.

     Upon termination of the license agreement for any reason whatsoever, we are permitted to continue using Softalk's intellectual property in providing services to all our existing clients, at the point of termination.

PURCHASE AGREEMENT

     On November 13, 1999, we, through our subsidiary, Interpretel (Canada) Inc., purchased all existing products and accounts of Softalk in exchange for 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada). Under this agreement, Softalk granted us a right of first refusal with respect to purchasing Softalk, its intellectual property, software and/or patents. The shares issued under this agreement were exchangeable on a one-for-one basis for shares of our common stock at any time by Softalk. The issuance of the Class A shares of Interpretel (Canada) was valued at $10,000,000, the value of our common shares into which the Interpretel (Canada) shares could be converted. On November 10, 2000, Softalk exercised its exchange rights, resulting in the issuance of 4,329,004 restricted shares of our common stock in exchange for a like number of shares of Class A Non-voting preferred stock of Interpretel (Canada). As of February 15, 2002, Softalk held approximately 28% of the issued and outstanding shares of our common stock.

LOAN FACILITY

     On August 6, 1999, we entered into a loan facility with Softalk under which we agreed to loan Softalk up to $2 million at an interest rate of prime plus 1%. As of February 15, 2002, the outstanding balance of the loan was $1,384,000. Under the original terms of this loan, Softalk could pay back the loan principal plus interest on or before August 6, 2000, or elect to convert any amounts outstanding, plus interest, on the loan into shares of Softalk common stock in full satisfaction of money owed to us under the loan. On September 8, 2000, our Board of Directors approved amending the loan to extend the term of the loan to August 6, 2001. As of the date of this registration statement, the loan remains outstanding and is due and payable upon our demand.

COMPETITION

     The communications industry is highly competitive, and one of the primary purposes of the U.S. Telecommunications Act of 1996 is to foster further competition. In each of the markets we intend to operate, we will compete principally with the established telephone company serving such market and, to a lesser extent, cable providers who also offer telecommunications services over their cable networks. We currently do not have a significant market share in any of our markets. The established telephone companies have long-standing relationships with their clients, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses, and currently benefit from existing regulations that favor the established telephone companies. Furthermore, one large group of established telephone companies, the regional Bell operating companies, have been granted, under particular conditions, pricing flexibility from federal regulators with regard to some services with which we compete. This flexibility may present established telephone companies with an opportunity to subsidize services that compete with segments of our services and offer competitive services at lower prices. To the extent such activities occur, they may have a material adverse affect on our business prospects and results of operations.

     We expect to experience declining prices and increasing price competition. We cannot assure that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets. Moreover, substantially all of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over our business, financial condition and results of operations. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operation and prospects.

REGULATORY OVERVIEW

     The following summary of regulatory developments and legislation describes the primary present and proposed federal, state, and local regulation and legislation that is related to the Internet service and telecommunications industries and could have a material effect on our business. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the Internet service and telecommunications industries.

APPLICABLE REGULATION

     Telecommunications services are generally subject to federal, state and local regulation. The Federal Communications Commission exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate, or terminate interstate or international communications. State regulatory commissions exercise jurisdiction over facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, as a result of the passage of the Telecommunications Act of 1996, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act of 1996. In particular, state regulatory commissions have substantial oversight over the provisions of interconnection and non-discriminatory network access to established telephone companies. Local governments often regulate public rights-of-way necessary to install and operate networks.

FEDERAL REGULATION

     We do not believe our Internet operations are currently subject to direct regulation by the Federal Communication Commission or any other telecommunications regulatory agency, although they are subject to regulations applicable to businesses generally. However, the future Internet service provider regulatory status continues to be uncertain. In an April 1998 report, the Federal Communication Commission concluded that while some Internet service providers should not be treated as telecommunications carriers, some services offered over the Internet, such as phone-to-phone telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and that their non-regulated status may have to be re-examined. Despite the Federal Communication Commission's decision not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision being upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. An imposition of an access charges would affect our costs of serving dial-up clients and could have a material adverse effect on our business, financial condition and results of operations. In addition, Congress and other federal entities have adopted or are considering other legislative and regulatory proposals that would further regulate the Internet. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth or reduce potential revenues, particularly if other governments follow suit, which may in turn increase the cost of doing business over the Internet.

EMPLOYEES

     As of February 15, 2002, we had eleven employees. We believe that our future success will depend on our ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by collective bargaining agreements. We believe that we enjoy good relationships with our employees.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the common stock. We will use the proceeds from the exercise of the warrants exercisable for issuance of common stock, the resale of which is registered herein, for working capital purposes.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     Our common stock was quoted on the Nasdaq SmallCap Market until May 4, 1999, and then on the OTC:BB from June 28, 1999 to the present. The high and low bid prices of BestNet's common stock as reported from September 1, 1997 through August 31, 2001 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows, as adjusted for a one-for-six reverse split effective December 18, 1998:

                                                    HIGH        LOW
                                                    ----        ---
FISCAL YEAR ENDED:
August 31, 1999
First Quarter                                     3.5625        1.5
Second Quarter                                    3.5625        2.0
Third Quarter                                     2.9375      0.125
Fourth Quarter                                     2.625        0.5

FISCAL YEAR ENDED:
August 31, 2000
First Quarter                                       4.25    1.46875
Second Quarter                                     10.25      4.125
Third Quarter                                       9.50        5.0
Fourth Quarter                                      7.25       3.81

FISCAL YEAR ENDED:
August 31, 2001
First Quarter                                      6.125       .875
Second Quarter                                     3.375      .5625
Third Quarter                                       3.80        .55
Fourth Quarter                                      4.40       2.05

FISCAL YEAR ENDED:
August 31, 2002
First Quarter                                       3.03       1.55
Second Quarter through February 15, 2002            1.58        .73

The bid and the ask price of our common stock on February 15, 2002, were $0.70 and $0.76, respectively.

     As of February 15, 2002, we had 122 shareholders of record of our common stock.

     We have never declared any cash dividends on common stock and currently plan to retain future earnings, if any, for its business operations.

     NASDAQ DELISTING. Our common stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to the fact that we were not in compliance with Nasdaq's $1.00 minimum bid price requirement. Since June 28, 1999, our common stock has been traded on the OTC Bulletin Board under the symbol BESC.

                              SELLING STOCKHOLDERS

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive up to an aggregate of $401,369 if all of the warrants are exercised. Because the selling stockholder may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling stockholder or that may be subsequently owned by any selling stockholder.

     The following table also sets forth the name of each selling stockholder who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by such selling stockholder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each selling stockholder will own after the offering, assuming they sell all of the shares offered.

                  TOTAL SHARES
                    OF COMMON
                      STOCK          TOTAL
                    ISSUABLE      PERCENTAGE
                      UPON         OF COMMON                                                                 PERCENTAGE
                   CONVERSION       STOCK,         SHARES OF     BENEFICIAL     PERCENTAGE     BENEFICIAL      OF COMMON
                  OF PREFERRED     ASSUMING      COMMON STOCK     OWNERSHIP      OF COMMON      OWNERSHIP     STOCK OWNED
                    STOCK AND        FULL         INCLUDED IN      BEFORE      STOCK BEFORE       AFTER         AFTER
                    WARRANTS     CONVERSION(3)    PROSPECTUS    OFFERING (3)   OFFERING (3)   OFFERING (5)    OFFERING(5)
                    --------     -------------    ----------    ------------   ------------   ------------    -----------
Network
Twentyone
International,
Inc.                 200,000         1.2%         200,000(2)       200,000         1.2%            -0-            -0-

Laurus Master
Fund, Ltd.         200,485(1)        1.2%         200,485(1)       200,485         1.2%            -0-            -0-

Jay Greig, Ph.D.       --             --          519,750(5)       519,750         3.2%            -0-            -0-

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of our common stock, and could be materially less or more than the number estimated in the table.

     (1) Because the number of shares of our common stock issuable upon conversion of the convertible preferred stock is dependent in part upon the market price of our common stock prior to a conversion, the actual number of shares of our common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However, the selling stockholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock. As a result of the contractual agreement not to exceed 4.99% beneficial ownership, the selling as defined in the Securities Exchange Act of 1934, as amended, or is required to file a Schedule 13D.

     (2) Because the number of shares of our common stock issuable upon conversion of the convertible preferred stock is dependent in part upon the market price of our common stock prior to a conversion, the actual number of shares of our common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time.

     (3) Amounts and percentages are based upon 15,325,755 shares of our common stock outstanding as of February 15, 2002 plus an estimated 519,750 shares to be issued pursuant to the stock purchase agreement by and between BestNet and Jay Greig, Ph.D., 200,485 shares to be issued to Laurus Master Fund, Ltd. upon conversion of the convertible preferred stock and exercise of the warrants Laurus holds, and 200,000 shares to be issued to Network Twentyone International, Inc. upon the exercise of its warrants.

     (4) Because the number of shares of common stock issuable upon the closing of the stock purchase agreement by and between BestNet and Jay Greig, Ph.D. is dependent in part upon the market price of the common stock for the ten days prior to the closing of the stock purchase agreement, the actual number of shares of common stock that will be issued upon closing of the stock purchase agreement and thus subject to registration hereunder cannot be determined at this time.

     (5)  Assumes that all securities registered will be sold.

                              PLAN OF DISTRIBUTION

     The selling stockholder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling stockholder will sell any or all of the common stock in this offering. The selling stockholder may use any one or more of the following methods when selling shares:

     * Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.
     * Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
     * An exchange distribution following the rules of the applicable exchange
     *    Privately negotiated transactions
     *    Short sales or sales of shares not previously owned by the seller
     *    A combination of any such methods of sale any other lawful method

The selling stockholder may also engage in:

     * Short selling against the box, which is making a short sale when the seller already owns the shares.
     * Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stockholder.
     * Pledging shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling stockholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commission from the purchaser in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Penny Stock Rules

     Our common shares are subject to the "penny stock" rules that impose additional sales practice requirements because our common shares are below $5.00 per share. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer must also disclose:

     * the commission payable to both the broker-dealer and the registered representative,

     *    current quotations for the securities, and
     * if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     Finally,   monthly   statements  must  be  sent  disclosing   recent  price
information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common shares trade above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

     Underwriter Status

     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     Because the selling shareholder is deemed an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements.

     We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholder and its officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against liabilities, including liabilities arising under the Securities Act. The selling shareholder has agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

     If the selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

                         DETERMINATION OF OFFERING PRICE

     The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS

     Our consolidated financial statements included in our Annual Report (Form 10-KSB) for the years ended August 31, 2001 and 2000, have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended August 31, 2001 and our Form 10-QSB for the quarter ended November 30, 2001.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

WE HAVE NOT  AUTHORIZED  ANY PERSON TO
MAKE A  STATEMENT  THAT  DIFFERS  FROM
WHAT  IS IN  THIS  PROSPECTUS.  IF ANY
PERSON  DOES  MAKE  A  STATEMENT  THAT
DIFFERS   FROM   WHAT   IS   IN   THIS
PROSPECTUS, YOU SHOULD NOT RELY ON IT.
THIS  PROSPECTUS  IS NOT AN  OFFER  TO
SELL,  NOR IS IT  SEEKING  AN OFFER TO
BUY, THESE  SECURITIES IN ANY STATE IN
WHICH   THE   OFFER  OR  SALE  IS  NOT
PERMITTED.  THE  INFORMATION  IN  THIS
PROSPECTUS IS COMPLETE AND ACCURATE AS
OF ITS DATE, BUT THE  INFORMATION  MAY
CHANGE AFTER THAT DATE.
                                             BESTNET COMMUNICATIONS CORP.
           TABLE OF CONTENTS

                                  PAGE
                                  ----
WHERE YOU CAN FIND MORE
INFORMATION..........................1      920,235 SHARES OF COMMON STOCK
INCORPORATION OF DOCUMENTS BY
REFERENCE............................1
SUMMARY..............................2
BESTNET COMMUNICATIONS CORP..........2
SELECTED AND SUMMARY CONSOLIDATED
FINANCIAL DATA.......................4
THE OFFERING.........................5
SECURITIES BEING ISSUED..............5               March 4, 2002
RISK FACTORS.........................7
BESTNET COMMUNICATIONS CORP.........11
USE OF PROCEEDS.....................22
MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.........22
SELLING STOCKHOLDERS................23
PLAN OF DISTRIBUTION................24
DETERMINATION OF OFFERING PRICE.....25
DESCRIPTION OF SECURITIES...........25
LEGAL MATTERS.......................25
EXPERTS.............................26
INFORMATION WITH RESPECT TO
THE REGISTRANT......................26
DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES.....................26